____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

United Airlines to Add More E175s to the United Express Fleet

São José dos Campos, Brazil, June 15, 2015 – Embraer S.A. announced today at the 51st International Paris Air Show an agreement with United Airlines to add additional E175 jets to the United Express fleet. The agreement consists of ten firm orders, which will be included in Embraer’s 2015 second-quarter backlog. Additionally, Embraer expects that United or one of the carriers that operates as United Express will convert options for 18 aircraft to firm orders in the near term. The ten firm orders have an estimated value of USD 444 million based on current list price.

Delivery of the first of these aircraft is expected in 2016. The E175s are configured in a dual class 76-seat layout and will operate under the United Express brand. The carrier’s 76-seat jet fleet will be comprised exclusively of E175s. This latest acquisition is in addition to a previous order from United Airlines for 30 E175s in April 2013.

“Selecting the E175 as the primary aircraft for its regional fleet shows the great importance United gives to both the satisfaction of its customers and the efficiency of the operation,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “Embraer and United have a long and strong partnership and we are proud that United has chosen, again, the E175, the most comfortable and the lowest operating cost in its category.”

“We are thrilled to add more E175s to the regional fleet. The E175 will be used to primarily replace older, less efficient 50 seat regional jets while providing an improved passenger experience” said Ron Baur, VP Fleet.

United’s E175 will be equipped with a 12 First class, 16 Economy Plus Seats, and 48 Economy seats. Wi-Fi will also be included.

The E175s feature a new wingtip that, among other technical enhancements, improves aerodynamic performance. Fuel consumption on a typical flight is 6.4% lower than first-generation E175s.  In North America, the E175 is the preferred aircraft of carriers operating 76-seat jets.  In the last two years, the E175 has captured over 80% of orders among aircraft in its class from airlines in the USA.

Embraer is the only manufacturer to develop a modern family of four airplanes specifically targeted for the 70- to 130-seat segment. Since the formal launch of the program in 1999, E-Jets have redefined the traditional concept of regional aircraft by operating across a range of business applications. The first E-Jet entered revenue service in 2004.

About United

United Airlines and United Express operate an average of nearly 5,000 flights a day to 373 airports across six continents. In 2014, United and United Express operated nearly two million flights carrying 138 million customers. United is proud to have the world’s most comprehensive route network, including U.S. mainland hubs in Chicago, Denver, Houston, Los Angeles, New York/Newark, San Francisco and Washington, D.C. United operates nearly 700 mainline aircraft, and this year, the airline anticipates taking delivery of 34 new Boeing aircraft, including the 787-9 and the 737-900ER. United is also welcoming 49 new Embraer E175 aircraft to United Express. The airline is a founding member of Star Alliance, which provides service to 193 countries via 27 member airlines. More than 84,000 United employees reside in every U.S. state and in countries around the world. For more information, visit united.com , follow @United on Twitter or connect on Facebook. The common stock of United’s parent, United Continental Holdings, Inc., is traded on the NYSE under the symbol UAL.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About Embraer Commercial Aviation

Embraer is the world’s leading manufacturer of commercial jets that seat up to 130 passengers. Nearly 900 aircraft from the 37, 44 and 50-seat ERJ 145 family of regional jets have been delivered to airlines since their introduction in 1996. The E-Jet family includes four larger aircraft that have between 70 and 130 seats. The E170, E175, E190 and E195 set the standard in their category with their advanced engineering, high degree of efficiency, spacious, ergonomic cabins with two-by-two seating, and attractive operating economics. Since E-Jets entered revenue service in 2004, Embraer has received more than 1,500 firm orders for this aircraft family. More than 1,100 have been delivered.

In 2013, Embraer launched E-Jets E2, the second generation of its E-Jets family of commercial aircraft comprised of three new aircraft – E175-E2, E190-E2, E195-E2 – seating from 70 to 130 passengers. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020.

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Press press@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer